United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Press Release
Signature Page

Vale pays first tranche of the 2009 dividend
Rio de Janeiro, April 15, 2009 — Companhia Vale do Rio Doce (Vale) informs that its Board of Directors approved today the payment of the first installment of the 2009 dividend to shareholders amounting, R$ 2.735 billion (US$ 1.250 billion), equivalent to R$ 0.524586151 (US$ 0.239799850) per outstanding common or preferred class A share, to be made from April 30 onwards.
Vale’s Executive Board proposal for the dividend to be paid to its shareholders in 2009, publicly disclosed on January 22, 2009, established a minimum amount for the year of US$ 2.5 billion, equivalent to US$ 0.479523218 per outstanding common or preferred class A share, to be paid in two installments, on April 30 and October 30, 2009. The dividend was proposed in accordance with Vale’s dividend policy.
Form of payment
The first dividend installment will be paid according to the following terms:
1.	Distribution of R$ 2,734,500,000.00 equivalent to R$ 0.524586151 per outstanding common or preferred class A share, in the form of dividends.
The values were obtained from the conversion of the US dollar amount into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on April 14, 2009, of R$ 2.1876 per US dollar, as announced on January 22, 2009.
2.	The payment will be made as from April 30, 2009.

3.
The record date for Vale shares traded on the BM&F Bovespa is April 15, 2009. For Vale’s American Depositary Receipts (ADRs) traded on the New York Stock Exchange —NYSE and Euronext Paris the record date will be April 20, 2009. All shareholders on these respective record dates will have the right to the dividend payment.

4.	Vale shares will trade ex-dividend at BM&F Bovespa, NYSE and Euronext Paris in April 16, 2009.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2009	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations